Exhibit 99.6
604      page   1/2   15 July 2001
Form 604
Corporations Act 2001
Section 671B
Notice of change of interests of substantial holder

To Company Name/Scheme	Metal Storm Limited

ACN/ARSN	064 270 006

1. Details of substantial holder(1)

Name	Mr Andrew Winston Doyle
ACN/ARSN (if applicable)

There was a change in the interests of the substantial holder on	25/02/11
The previous notice was given to the company on	14/09/10
The previous notice was dated	14/09/10
2. Previous and present voting power
The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

	Previous notice		Present notice
Class of securities (4)	Person’s votes	Voting power (5)	Person’s votes	Voting power (5)
Ordinary	101,907,933	6.525%	137,192,862	7.842%
3. Changes in relevant interests
Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Class and
	Person whose		Consideration	number of
Date of	relevant interest	Nature of	given in relation	securities	Person’s votes
change	changed	change (6)	to change (7)	affected	affected
See Appendix 1
4. Present relevant interests
Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of	Registered	Person entitled	Nature of	Class and
relevant	holder of	to be registered	relevant	number of
interest	securities	as holder (8)	interest (6)	securities	Person’s votes
AW Doyle	AW Doyle	AW Doyle	Ordinary Shares - Direct	137,192,862 Ordinary	7.842%

604      page 2/2   15 July 2001
5. Changes in association
The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
6. Addresses
The addresses of persons named in this form are as follows:

Name	Address
Andrew Winston Doyle	Orchard Post Office, PO Box 597 Singapore 912320
Signature

print name	Andrew Winston Doyle	capacity	Self

sign here		date	25 / 02 / 2011
DIRECTIONS
(1)	If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2)	See the definition of “associate” in section 9 of the Corporations Act 2001.

(3)	See the definition of “relevant interest” in sections 608 and 671B(7) of the Corporations Act 2001.

(4)	The voting shares of a company constitute one class unless divided into separate classes.

(5)	The person’s votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6)	Include details of:
(a)	any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b)	any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).
See the definition of “relevant agreement” in section 9 of the Corporations Act 2001.

(7)	Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8)	If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write “unknown”.

(9)	Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Appendix 1

				Class and
	Person whose		Consideration	number of
Date of	relevant interest	Nature of	given in relation	securities	Person’s votes
change	changed	change (6)	to change (7)	affected	affected
27Sep10	Andrew Winston Doyle	Market Purchase	$8,029.95	1,000,000	0.057%
28Sep10	Andrew Winston Doyle	Option Exercise	$3,779.65	3,779,648	0.216%
4Nov10	Andrew Winston Doyle	Market Sale	$49,500.00	5,000,000	0.286%
11Nov10	Andrew Winston Doyle	Market Sale	$3,944.80	397,480	0.023%
12Nov10	Andrew Winston Doyle	Market Sale	$27,808.22	2,781,000	0.159%
15Nov10	Andrew Winston Doyle	Market Sale	$18,215.20	1,821,520	0.104%
19Nov10	Andrew Winston Doyle	Market Sale	$4,981.86	500,000	0.029%
24Nov10	Andrew Winston Doyle	Market Purchase	$34,293.12	3,805,003	0.217%
26Nov10	Andrew Winston Doyle	Market Purchase	$12,260.04	1,362,075	0.078%
26Nov10	Andrew Winston Doyle	Market Sale	$1,449.71	146,785	0.008%
29Nov10	Andrew Winston Doyle	Market Purchase	$699.73	77,670	0.004%
30Nov10	Andrew Winston Doyle	Market Purchase	$2,299.57	255,252	0.015%
15Dec10	Andrew Winston Doyle	Subscription Agreement	$100,000.00	10,000,000	0.572%
17Jan11	Andrew Winston Doyle	Market Sale	$10,576.78	1,179,229	0.067%
18Jan11	Andrew Winston Doyle	Market Sale	$7,386.94	820,771	0.047%
2Feb11	Andrew Winston Doyle	Market Sale	$8,977.32	1,000,000	0.057%
3Feb11	Andrew Winston Doyle	Market Sale	$814.82	92,551	0.005%
4Feb11	Andrew Winston Doyle	Market Sale	$8,167.04	907,449	0.052%
7Feb11	Andrew Winston Doyle	Subscription Agreement	$100,000.00	10,000,000	0.572%
24Feb11	Andrew Winston Doyle	Subscription Agreement	$200,000.00	20,000,000	1.143%